Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Filing: Registration Statement on Form S-4 (Registration No. 333-107588)

Boise Cascade Corporation
Corporate Communications Department

1111 West Jefferson Street PO Box 50 Boise, ID 83728
T 208 384 7990 F 208 384 7224

News Release
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Media Contact Ralph Poore Office 208 384 7294 Home 208 331 2023	Investor Contact Vincent Hannity Office 208 384 6390 Cell 208 890 6385
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For Immediate Release: December 8, 2003

BOISE CORRECTS PRELIMINARY RESULTS OF MERGER
CONSIDERATION ELECTIONS MADE BY OFFICEMAX SHAREHOLDERS

Elections unrelated to vote on merger itself

          BOISE, Idaho -- Boise Cascade Corporation (NYSE:BCC) has corrected the results announced earlier today in connection with its proposed acquisition of OfficeMax, Inc. (NYSE: OMX). The preliminary results of merger consideration elections made by OfficeMax shareholders were:

          The exchange agent received elections for virtually all of the outstanding OfficeMax shares, before the 5 p.m. election deadline on December 5, 2003. Of these shares:
•	Approximately 6% elected to receive cash;
•	Approximately 94% elected to receive Boise common stock; and
•	Less than 1% elected no consideration preference.

          Of the shares for which the exchange agent received elections, approximately 37% were delivered subject to notices of guaranteed delivery. Accordingly, the final election results could change depending upon the timely delivery of those shares.

          Based on the preliminary election results and assuming confirmation of effectiveness of elections and receipt of guaranteed deliveries, OfficeMax shareholders will receive merger consideration as follows:
•	OfficeMax shareholders making an effective election to receive cash would receive all of their merger consideration in cash;
•

OfficeMax shareholders making an effective election to receive Boise stock would receive approximately 64% of their merger consideration as shares of Boise common stock and 36% in cash, as a result of proration; and

•	Shareholders indicating no preference, as well as those shareholders making no effective election, will receive all of their merger consideration in cash.

          The actual merger consideration will be computed using the formula in the merger agreement and will be based on, among other things, the actual number of OfficeMax common shares outstanding immediately before the closing date and the final results of the election process. Given that the price of Boise stock during the ten-day averaging period was above the collar in the merger agreement, the exchange ratio will be 0.3492.

          The proposed acquisition remains subject to the satisfaction of closing conditions, including the approval by shareholders of both companies. The company will announce results of the shareholder vote on the merger on Tuesday, December 9, 2003. If all conditions to closing are met, the parties also plan to complete the acquisition on Tuesday, December 9, following the shareholder meetings on the same day.

          Boise delivers office, building, and paper solutions that help our customers to manage productive offices and construct well-built homes -- two of the most important activities in our society. Boise's 23,000 employees help people work more efficiently, build more effectively, and create new ways to meet business challenges. Boise also provides constructive solutions for environmental conservation by managing natural resources for the benefit of future generations. Boise had sales of $7.4 billion in 2002. Visit the Boise website at http://www.bc.com/.

Forward-Looking Statements

          This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements include those that refer to our expectations about this transaction, including those statements that refer to the expected benefits of the transaction to our shareholders, the anticipated synergy benefits, and the expected impact of this transaction on our financial results. These forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that we will be unable to fully realize the benefits we anticipate from the acquisition; the possibility that we will incur costs or difficulties related to the integration of our businesses greater than we expected; our ability to retain and motivate key employees of both organizations; the difficulty of keeping expense growth and integration costs at modest levels while increasing revenues; the challenges of integration and restructuring associated with the transaction; the challenges of achieving anticipated synergies; and other risks that are described from time to time in our Securities and Exchange Commission reports.

Additional Information About This Transaction

          The registration statement containing the joint proxy statement/prospectus was declared effective by the Securities and Exchange Commission (SEC) on November 5, 2003. On November 7, 2003, Boise and OfficeMax began mailing the definitive joint proxy statement/prospectus and other documents regarding this transaction to their respective security holders of record as of November 3, 2003. These documents contain important information about this transaction, and we urge you to read them carefully.

          You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may obtain copies of these documents relating to Boise without charge from Boise on the Internet at www.bc.com under the "Investor Relations" section, or by contacting Boise's Corporate Communications Department by mail at 1111 West Jefferson Street, P.O. Box 50, Boise, Idaho 83728-0001, by phone at (208) 384-7990, or by e-mail to investor@bc.com. You may obtain copies of these documents relating to OfficeMax without charge on the Internet at www.officemax.com under the "Corporate Information" section, or by contacting OfficeMax's Investor Relations Department by mail at 3605 Warrensville Center Road, Shaker Heights, Ohio 44122, by phone at (216) 471-8697, or by e-mail to investor@officemax.com.

Participants in This Transaction

          Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction are included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in OfficeMax's proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.